Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of September, 2015

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.	Standard & Poor’s Ratings Services - credit rating report

RatingsDirect

Research Update:

Several Rating Actions Taken On 60

Brazilian Corporate And Infrastructure

Entities Following The Sovereign's

Downgrade

Primary Credit Analysts:

Flavia M Bedran, Sao Paulo (55) 11- 3039-9758; flavia.bedran@standardandpoors.com

Diego H Ocampo, Sao Paulo (55) 11-3039-9769; diego.ocampo@standardandpoors.com

Luisa Vilhena, Sao Paulo (55) 11-3039-9727; luisa.vilhena@standardandpoors.com

Renata Lotfi, Sao Paulo (55) 11-3039-9724; renata.lotfi@standardandpoors.com

Marcelo Schwarz, CFA, Sao Paulo +55 11 3039 9782; marcelo.schwarz@standardandpoors.com
Julyana Yokota, Sao Paulo +55 11 3039 9731; julyana.yokota@standardandpoors.com

Secondary Contact:

Luciano D Gremone, Buenos Aires (54) 114-891-2143; luciano.gremone@standardandpoors.com

Table Of Contents

Overview Rating Action Rationale Related Criteria And Research Ratings List

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Research Update:

Several Rating Actions Taken On 60 Brazilian Corporate And Infrastructure Entities Following The Sovereign's Downgrade

Overview

•	On Sept. 9, 2015, we lowered our foreign currency rating on the Federative Republic of Brazil to 'BB+' from 'BBB-' and our local currency rating to 'BBB-' from 'BBB+'. The outlook is negative. We also revised downward our transfer and convertibility (T&C) assessment to 'BBB' from 'BBB+'.

•	We have also affirmed our 'brAAA' national scale rating on Brazil and revised the outlook on this rating to negative from stable.

•	As a result, we are lowering our ratings on 31 Brazilian corporate and infrastructure entities. At the same time, we are affirming the ratings and maintaining the stable outlook on six entities. Also, we're affirming the ratings and maintaining the negative outlook on three entities. In addition, we're revising the outlook on 14 entities to negative. We are also placing ratings on CreditWatch with negative implications on six entities. We will continue monitoring economic conditions to incorporate further potential impacts on these companies' ratings.

Rating Action

On Sept. 10, 2015, Standard & Poor's Ratings Services took various rating actions on Brazilian corporates and infrastructure entities.

We lowered the ratings on the following entities by one notch on the global scale foreign currency rating to 'BB+' and on the national scale to 'brAA+', with the exceptions of Eletrobras and Itaipu whose global scale local currency ratings were lowered to 'BBB-' and national scale remained at 'brAAA'. The outlook on these entities is negative:

•	Companhia de Gas de Sao Paulo - Comgas;

•	Companhia Energetica do Ceara - Coelce;

•	Elektro Eletricidade e Servicos S.A. (Elektro);

•	Eletrobras-Centrais Eletricas Brasileiras S.A.;

•	Transmissora Alianca de Energia Eletrica S.A. (TAESA);

•	Neoenergia S.A.;

•	Companhia de Eletricidade do Estado da Bahia – COELBA;

•	Companhia Energética do Rio Grande do Norte – COSERN;

•	Companhia Energética de Pernambuco – CELPE;

•	Itaipu Binacional;

•	Atlantia Bertin Concessoes S.A. (AB Concessões);

•	Rodovia das Colinas S.A.;

•	Triangulo do Sol Auto-Estradas S.A.;

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Research Update: Several Rating Actions Taken On 60 Brazilian Corporate And Infrastructure Entities Following The Sovereign's Downgrade

•	Arteris S.A.;

•	Autopista Planalto Sul S/A.;

•	CCR S.A.;

•	Autoban - Concessionaria do Sistema Anhanguera Bandeirantes S.A.;

•	Concessionaria da Rodovia Presidente Dutra S.A.;

•	Rodonorte Concessionaria de Rodovias Integradas S.A.;

•	Ecorodovias Concessoes e Servicos S.A.;

•	Concessionaria Ecovias dos Imigrantes S.A.; and

•	Santos Brasil Participacoes S.A.

We have also lowered our global scale ratings on Petroleo Brasileiro S.A. – Petrobras to 'BB' from 'BBB-' and our national scale ratings to 'brAA' from 'brAAA'. The outlook on both ratings is negative.

We also downgraded Samarco Mineracao S.A. to 'BB+' from 'BBB-' on global scale and to 'brAA+' from 'brAAA' on national scale. The outlook on both ratings is stable.

At the same time, we lowered the global scale ratings on the following entities by one notch with negative outlooks, while we affirmed our 'brAAA' national scale ratings on them. The outlook on the national scale ratings on the Votorantim group, Ultrapar, and Multiplan is negative, while that on AmBev's national scale ratings remained stable. The ratings on these entities remain above Brazil's foreign currency rating:

•	AmBev - Companhia de Bebidas das Americas (AmBev);

•	Globo Comunicacao e Participacoes S.A. (Globo);

•	Multiplan Empreendimentos Imobiliarios S.A. (Multiplan);

•	Ultrapar Participacoes S.A. (Ultrapar);

•	Votorantim Participacoes S.A.;

•	Votorantim Industrial S.A.; and

•	Votorantim Cimentos S.A.

Also, we placed the ratings on the following entities on CreditWatch with negative implications:

•	Braskem S.A.;

•	Klabin S.A.;

•	Odebrecht Engenharia e Construcao S.A.;

•	Baesa - Energetica Barra Grande S.A.

•	Duke Energia International Geracao Paranapanema S.A.; and

•	Tractebel Energia S.A.

We affirmed the ratings with no changes to the outlook on the following entities:

•	Ache Laboratorios Farmaceuticos S.A.;

•	BRF S.A.;

•	Embraer S.A.;

•	Fibria Celulose S.A.;

•	Gerdau S.A.;

•	Natura Cosmeticos S.A.;

•	Telefonica Brasil S.A.;

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Research Update: Several Rating Actions Taken On 60 Brazilian Corporate And Infrastructure Entities Following The Sovereign's Downgrade

•	Vale S.A.; and

•	Vale Canada Ltd.

We affirmed the global scale ratings and revised the outlooks to negative on the following entities. The outlook on the national scale ratings were also revised to negative, except for Raízen which remained stable:

•	Raízen (which is the combination of Raizen Energia S.A. and Raizen Combustiveis S.A.);

•	Localiza Rent a Car S.A.;

•	Ampla Energia e Servicos S.A;

•	Cachoeira Paulista Transmissora de Energia S.A.; and

•	Norte Brasil Transmissora de Energia S.A.

Finally, we lowered our national scale ratings by one notch to 'brAA' on the following entities. The outlook on these ratings is negative:

•	Companhia Energetica de Minas Gerais S.A.;

•	Cemig Distribuicao S.A.;

•	Cemig Geracao e Transmissao S.A.;

•	CPFL Energia S.A.;

•	Companhia Paulista de Forca e Luz;

•	Companhia Piratininga de Forca e Luz;

•	Rio Grande Energia S.A.;

•	Bandeirante Energia S.A.; and

•	Espirito Santo Centrais Eletricas S.A.

Rationale

The downgrade of Comgas, Coelce, Elektro, TAESA, Neoenergia and its subsidiaries, Atlantia Bertin and its subsidiaries, Arteris and its subsidiary, CCR and its subsidiaries, and Ecorodovias and its subsidiary reflects our view of an appreciable likelihood that they would default under a scenario where the sovereign defaults on its foreign currency obligations. The electric distributors and toll roads would follow the sovereign in a default scenario because we believe that their regulated status makes them vulnerable if the sovereign's credit quality weakens significantly (i.e. potential tariff controls, revenue collection, and credit availability would suffer in such scenario).

The downgrade of Eletrobras, Itaipu, and Petrobras is in line with our criteria for government-related entities (GREs). We view the likelihood of extraordinary government support for Eletrobras as "almost certain," so we equalize the ratings on the company with those on the sovereign. Itaipu Binacional benefits from an "extremely high" likelihood of support from the government. As such, all ratings on Itaipu Binacional are equalized with those on the sovereign at this point, considering its 'bb+' stand-alone credit profile (SACP). Petrobras was downgraded to 'BB' due to the two-notch downgrade on Brazil's local currency rating. Because we assign a "very high" likelihood of support from the government and Petrobras' SACP is assessed as 'b+', the resulting corporate rating is 'BB' for a 'BBB-' local currency rating on the sovereign, according to our GRE methodology. The outlook on

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Research Update: Several Rating Actions Taken On 60 Brazilian Corporate And Infrastructure Entities Following The Sovereign's Downgrade

global and national scale ratings on these three entities is negative, reflecting that of the sovereign.

We downgraded Samarco because it wouldn't benefit from parent support in a sovereign distress scenario. However, the outlook on both global and national scale ratings on Samarco remains stable, mainly reflecting the company's stand-alone strengths that would support the current ratings even under lower foreign currency ratings on the sovereign.

The one-notch downgrade of AmBev, Globo, Multiplan, Ultrapar, and the Votorantim group--and the negative outlook on these entities and on Localiza and Raízen--reflect our view that these entities are currently rated at the maximum number of notches above the sovereign foreign currency rating or T&C assessment due to their intrinsic credit factors, sensitivity to country risk, and liquidity cushion under the sovereign stress tests that we run for an entity whose rating is above the sovereign's. The latest individual reports on these entities provide more insight on the amount of notches above the sovereign rating level each company can reach.

We placed the ratings on Braskem, Klabin, Odebrecht, Baesa, Duke, and Tractebel on CreditWatch negative because we need to further test their resiliency to a potential sovereign distress considering each company's sensitivity to country risk and other specific factors. However, we believe there's at least a 50% chance for a downgrade as well. We expect to resolve these CreditWatch listings in the next 90 days.

The ratings affirmations on Aché, BRF, Embraer, Fibria, Gerdau, Natura, Telefônica Brasil, and Vale and its subsidiary reflect our belief that under a sovereign default these companies would have enough liquidity to cover their obligations at least for a certain period of time. Also, some of these companies have characteristics that partly insulate them from the Brazil's stagnant economy, such as their exports, foreign operations, manageable foreign currency debt maturities, etc. We will continue to further evaluate how the weakening economic conditions could affect these companies' ratings.

Lastly, the outlook revision on Ampla, Cachoeira Paulista, and Norte Brasil and the rating changes on Santos Brasil, Cemig, CPFL, Bandeirante Energia, and Espírito Santo Centrais Elétricas mirror that of the sovereign and reflect our view that if a further downgrade on the sovereign occurs, we might lower ratings on these entities due to their regulated status and exposure to the domestic economy. Our national scale ratings have a correlation to the global scale, but also reflect their comparative creditworthiness within the rating category.

Our ratings on Companhia Brasileira de Distribuição, Iguatemi Empresa de Shopping Centers S.A., JBS S.A., Lojas Renner S.A., MRS Logística S.A., Qualicorp S.A., Grupo RBS, São Martinho S.A., and Suzano Papel e Celulose S.A. are not immediately affected by the sovereign downgrade. However, we could revise the outlook on these entities to negative during the next 90 days because we need to further test their resiliency to a hypothetical sovereign

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Research Update: Several Rating Actions Taken On 60 Brazilian Corporate And Infrastructure Entities Following The Sovereign's Downgrade

default scenario.

For all the entities that we downgraded to 'BB+' and/or 'brAA+', we expect to assign recovery ratings for their rated debt within the next 90 days.

We will continue to assess the overall credit quality of the corporate portfolio on an ongoing basis in light of weakening sovereign credit quality and weaker macroeconomic prospects.

Related Criteria And Research

Related Criteria

•	Rating Government-Related Entities: Methodology And Assumptions, March 25, 2015

•	Criteria: Standard & Poor's National And Regional Scale Mapping Tables, Sept. 30, 2014

•	Criteria: National And Regional Scale Credit Ratings, Sept. 22, 2014

•	Corporate Methodology, Nov. 19, 2013

•	Group Rating Methodology, Nov. 19, 2013

•	Ratings Above the Sovereign – Corporate and Government Ratings: Methodology and Assumptions, Nov. 19, 2013

•	2008 Corporate Criteria: Analytical Methodology, April 15, 2008

Related Research

•	Brazil Foreign Currency Ratings Lowered To 'BB+/B'; Outlook Is Negative, Sept. 9, 2015

•	Brazil Outlook Revised To Negative; Ratings Affirmed, July 2015

•	Outlook On 30 Brazilian Corporate And Infrastructure Entities Revised To Negative On Similar Sovereign Action, July 28, 2015

Ratings List

Ratings Lowered
	To	From
AmBev - Companhia de Bebidas das Americas
Global Scale	A-/Negative/--	A/Negative/--

Companhia de Gas de Sao Paulo - Comgas
Global Scale	BB+/Negative/--	BBB-/Negative/--
Brazilian National Scale
	brAA+/Negative/--	brAAA/Negative/-

Companhia Energetica do Ceara - Coelce
Brazilian National Scale
	brAA+/Negative/brA-1	brAAA/Negative/brA-1

Elektro Eletricidade e Serviços S.A.
Brazilian National Scale
	brAA+/Negative/--	brAAA/Negative/--

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Research Update: Several Rating Actions Taken On 60 Brazilian Corporate And Infrastructure Entities Following The Sovereign's Downgrade

Globo Comunicacao e Participacoes S.A.
Global Scale	BBB/Negative/--	BBB+/Negative/--

Multiplan Empreendimentos Imobiliarios S.A.
Global Scale	BBB-/Negative/--	BBB/Negative/--
Brazilian National Scale
	brAAA/Negative/--	brAAA/Stable/--

Samarco Mineracao S.A.
Global Scale	BB+/Stable/--	BBB-/Negative/--
Brazilian National Scale
	brAA+/Stable/--	brAAA/Negative/--

Transmissora Alianca de Energia Eletrica		S.A.
Global Scale	BB+/Negative/--	BBB-/Negative/--
Brazilian National Scale
	brAA+/Negative/brA-1	brAAA/Negative/brA-1

Ultrapar Participacoes S.A.
Global Scale	BBB-/Negative/--	BBB/Negative/--
Brazilian National Scale
	brAAA/Negative/--	brAAA/Stable/--

Votorantim Participacoes S.A.
Votorantim Industrial S.A.
Global Scale	BBB-/Negative/--	BBB/Negative/--
Brazilian National Scale
	brAAA/Negative/--	brAAA/Stable/--

Votorantim Cimentos S.A.
Global Scale	BBB-/Negative/--	BBB/Negative/--

Eletrobras - Centrais Eletricas Brasileiras S.A.
Local Currency
	BBB-/Negative/--	BBB+/Negative/--
Foreign Currency
	BB+/Negative/--	BBB-/Negative/--

Petroleo Brasileiro S.A. - Petrobras
Global Scale	BB/Negative/--	BBB-/Negative/--
Brazilian National Scale
	brAA/Negative/--	brAAA/Negative/--

Itaipu Binacional
Local Currency
	BBB-/Negative/--	BBB/Negative/--
Foreign Currency
	BB+/Negative/--	BBB-/Negative/--

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Research Update: Several Rating Actions Taken On 60 Brazilian Corporate And Infrastructure Entities Following The Sovereign's Downgrade

Brazilian National Scale
	brAAA/Negative/--	brAAA/Stable/--

Neoenergia S.A.
Global Scale	BB+/Negative/--	BBB-/Negative/--
Brazilian National Scale
	brAA+/Negative/brA-1	brAAA/Negative/brA-1+

Companhia de Eletricidade do Estado da Bahia – Coelba

Companhia Energética do Rio Grande do Norte - Cosern

Companhia Energética de Pernambuco – Celpe

Global Scale	BB+/Negative/--	BBB-/Negative/--
Brazilian National Scale
	brAA+/Negative/--	brAAA/Negative/--

Itapebi Geracao de Energia S.A.

Subordinated

Brazil National Scale

brAA	brAA+

Termopernambuco S.A.
Senior unsecured
Brazil National Scale

brAA	brAA+

CCR S.A.

Rodonorte Concessionaria de Rodovias Integradas S.A.

Autoban - Concessionaria do Sistema Anhanguera Bandeirantes S.A.Concessionaria da Rodovia Presidente Dutra S.A.

Brazilian National Scale

brAA+/Negative/--	brAAA/Negative/--

Atlantia Bertin Concessoes S.A. Rodovia das Colinas S.A.

Triangulo do Sol Auto-Estradas S.A.

Brazilian National Scale

brAA+/Negative/--	brAAA/Negative/--

Arteris S.A.

Autopista Planalto Sul S/A.

Brazilian National Scale

brAA+/Negative/--	brAAA/Negative/--

Ecorodovias Concessoes e Servicos S.A.

Concessionaria Ecovias dos Imigrantes S.A.

Brazilian National Scale

brAA+/Negative/--	brAAA/Negative/--

Santos Brasil Participacoes S.A. Brazilian National Scale

brAA+/Negative/--	brAAA/Negative/-

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Research Update: Several Rating Actions Taken On 60 Brazilian Corporate And Infrastructure Entities Following The Sovereign's Downgrade

NC Energia S.A.
Short-term debt
Brazil National Scale
	brA-1	brA-1+

Ratings Placed On CreditWatch Negative

Braskem S.A.
Global Scale	BBB-/Watch Neg/--	BBB-/Negative/--
Brazilian National Scale
	brAAA/Watch Neg/--	brAAA/Negative/--

Odebrecht Engenharia e Construção S.A.
Global Scale	BBB-/Watch Neg/--	BBB-/Negative/--
Brazilian National Scale
	brAAA/Watch Neg/brA-1+	brAAA/Negative/brA-1+

Klabin S.A.
Global Scale	BBB-/Watch Neg/--	BBB-/Negative/--
Brazilian National Scale
	brAA+/Watch Neg/--	brAA+/Negative/--

Baesa - Energetica Barra Grande S.A.
Subordinated
Brazil National Scale
	brAA+/Watch Neg	brAA+/Stable

Duke Energy International Geracao Paranapanema S.A.
Global Scale	BBB-/Watch Neg/--	BBB-/Negative/--
Brazilian National Scale
	brAAA/Watch Neg/--	brAAA/Negative/--

Tractebel Energia	S.A.
Brazilian National Scale
	brAAA/Watch Neg/brA-1	brAAA/Negative/brA-1

Ratings Affirmed, Outlook Revised To Negative

Raizen Combustiveis S.A.
Raizen Energia S.A.
Global Scale	BBB/Negative/--	BBB/Stable/--

Localiza Rent a Car S.A.
Global Scale	BBB-/Negative/--	BBB-/Stable/--
Brazilian National Scale
	brAAA/Negative/--	brAAA/Stable/--

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Research Update: Several Rating Actions Taken On 60 Brazilian Corporate And Infrastructure Entities Following The Sovereign's Downgrade

Ampla Energia e Serviços S.A.
Global Scale	BB+/Negative/--	BB+/Stable/--
Brazilian National Scale
	brAA/Negative/--	brAA/Stable/--

Companhia Energetica de Minas Gerais S.A.

Cemig Distribuição S.A.Cemig Geração e Transmissão S.A.

Global Scale	BB+/Negative/--	BB+/Stable/--
Brazilian National Scale
	brAA/Negative/--	brAA+/Stable/--

CPFL Energia S.A.
Companhia Paulista de Força e Luz
Companhia Piratininga de Força e Luz
Rio Grande Energia S.A.
Brazilian National Scale
	brAA/Negative/--	brAA+/Stable/--

Espirito Santo Centrais Eletricas S.A.
Global Scale	BB+/Negative/--	BB+/Stable/--
Brazilian National Scale
	brAA/Negative/--	brAA+/Stable/--

Bandeirante Energia S.A. Brazilian National Scale
	brAA/Negative/--	brAA+/Stable/--

Cachoeira Paulista Transmissora de Energia S.A. Brazilian National Scale

brAA+/Negative/--	brAA+/Stable/--

Norte Brasil Transmissora de Energia S.A.

Brazilian National Scale

brAA/Negative/--	brAA/Stable/--

Ratings Affirmed

Ache Laboratorios Farmaceuticos S.A.

Global Scale	BBB-/Stable/--

Brazilian National Scale

brAAA/Stable/--

BRF S.A.

Global Scale	BBB/Stable/--

Brazilian National Scale

brAAA/Stable/--

Embraer S.A.

Global Scale	BBB/Stable/--

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Research Update: Several Rating Actions Taken On 60 Brazilian Corporate And Infrastructure Entities Following The Sovereign's Downgrade

Fibria Celulose S.A.

Global Scale	BBB-/Stable/--

Gerdau S.A.

Global Scale	BBB-/Stable/--

Brazilian National Scale

brAAA/Stable/--

Natura Cosmeticos S.A.

Global Scale	BBB/Negative/--

Brazilian National Scale

brAAA/Stable/--

Vale S.A.

Global Scale	BBB/Negative/--

Brazilian National Scale

brAAA/Stable/--

Vale Canada Ltd.

Global Scale	BBB/Negative/--

Telefonica Brasil S.A.

Brazilian National Scale

brAAA/Stable/--

AmBev - Companhia de Bebidas das Americas

Brazilian National Scale

brAAA/Stable/--

Eletrobras - Centrais Eletricas Brasileiras S.A.

Brazilian National Scale

--/--/brA-1+
Gerdau Ameristeel Corp.
Global Scale	BBB-/Stable/--

Raizen Combustiveis S.A.

Raizen Energia S.A.

Brazilian National Scale

brAAA/Stable/--

Complete ratings information is available to subscribers of RatingsDirect at www.globalcreditportal.com and at www.spcapitaliq.com. All ratings affected by this rating action can be found on Standard & Poor's public Web site at www.standardandpoors.com. Use the Ratings search box located in the left column.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 10, 2015

ULTRAPAR HOLDINGS INC.

By:	/s/ Andre Pires de Oliveira Dias
	Name:	Andre Pires de Oliveira Dias
	Title:	Chief Financial and Investor Relations Officer

(Standard & Poor’s Ratings Services - credit rating report)